EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

TSX Venture Exchange:    EMR

OTC Bulletin Board:    EGMCF

U.S. 20-F Registration:     000-51411

Frankfurt Stock Exchange: EML

EMGOLD ANNOUNCES BRIDGE FINANCING

Vancouver, B.C. – September 8, 2009. (TSX Venture - EMR) Emgold Mining Corporation ("Emgold" or the "Company") is pleased to announce that, subject to TSX Venture Exchange approval, it will carry out a non-brokered private placement of up to 5,000,000 Units at the price of US$0.05 per Unit, each Unit consisting of one common share of the Company and one non-transferable share purchase warrant (the “Warrant”).  Each Warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of US$0.10 per share for the first year and at a price of US$0.15 per share for the second year.  A finder's fee equal to 10% of the subscription proceeds may be paid for services rendered in introducing certain subscribers to the offering.  The shares and warrants issued in connection with this non-brokered private placement will be subject to a minimum hold period of four months.

The Company anticipates closing of the private placement as soon as practicable subject to receipt of all necessary regulatory approvals.

The proceeds from the sale of the Units will be used for general working capital pending completion of the previously announced convertible note financing and equity line financing (July 23, 2009 news release).  The Company reports that the definitive documentation for the convertible note financing and the equity line financing is being prepared and progress is being made on the various conditions precedent to completing those transactions.

On behalf of the Board of Directors,

Sargent H. Berner and Kenneth Yurichuk

Executive Committee and Co-Chairmen

For further information please contact: Jeffery Stuart

Tel:  (604) 687-4622;  Fax:  (604) 687-4212;  Email: info@emgold.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” and “forward-looking statements”, (together, “forward-looking information”) within the meaning of applicable Canadian and US securities laws. Forward-looking information includes, but is not limited to, statements with respect to the proposed equity line and interim financings, both of which are subject to a number of conditions precedent, including but not limited to completion of satisfactory due diligence by the investors, completion of definitive documentation and regulatory approval. There is no assurance that any or all of the conditions will be satisfied in a timely manner or at all. The principal risks associated with the forward-looking information are that the terms of the proposed financings will not be approved by the TSX Venture Exchange or the respective boards of directors of the parties involved, that the Company’s shareholders will not approve the share consolidation that is a condition precedent to the equity line financing, that the parties will fail to agree on the terms of the definitive documentation, that the Company will not obtain a receipt for its shelf prospectus within the time required, and that any of the other conditions precedent to the transactions will not be satisfied for any reason. In such event, if the terms of the financings could not be revised and the Company were unable to negotiate alternate financing, its financial condition would worsen and there is a risk that it would be forced to discontinue operations and liquidate its assets. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com